

April 22, 2011

Mr. Chris Carlson
Chief Financial Officer
Vertex Energy, Inc.
1331 Gemini Street; Suite 250
Houston, TX 77058

      Re: **Vertex Energy, Inc.**
           Form 10-K for the year ended December 31, 2009
           Form 10-Q for the period ended September 30, 2010
           File No. 0-53619

Dear Mr. Carlson:

     We issued comments to you on the above captioned filings on March 17, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by May 6, 2011 addressing these outstanding comments.

     If you do not respond to the outstanding comments by May 6, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

     If you have any questions regarding these comments, please direct them to Lisa Etheredge, Staff Accountant, at (202) 551-3424 or in her absence, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691.

                             Sincerely,

                             Rufus Decker
                             Accounting Branch Chief